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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
 Manger           Roland                          Cybernet Internet International Services,     Issuer (Check all applicable)
                                                  Inc. (ZNET)
-------------------------------------------    --------------------------------------------         Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
c/o Infobahn Int'l GmbH                           Number of Reporting        Month/Year             Officer (give  X Other (Specify
Weisskreuzacker 19                                Person (Voluntary)      July 1999             ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                        --------------------    5. If Amendment,       The reporting person is or may be
Chieming        Germany             83339                                   Date of Original    deemed to be a member of a "group"
---------------------------------------------                               (Month/Year)        with joint filer Mr. Thomas Schulz
(City)          (State)             (Zip)                                                       and certain others as a result of
                                                                            ------------        the pooling and trust agreement
                                                                                                described in the Issuer's Form S-1,
                                                                                                filed September 18, 1998. The
                                                                                                reporting person disclaims the
                                                                                                existence of a group, and disclaims
                                                                                                beneficial ownership of any
                                                                                                securities owned by joint filer Mr.
                                                                                                Schulz or by any other person in
                                                                                                the group.
                                                                                                __________________________________
                                                                                              7. Individual or Joint/Group Filing
                                                                                                  (Check Applicable Line)
                                                                                                  Form filed by One Reporting Person
                                                                                                  Form filed by more than one
                                                                                               X  Reporting Person




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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
                                   action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/                                                                      Indirect       Owner-
                                   Year)                                                                     (I)            ship
                                                                                                             (Instr. 4)     (Instr.
                                                                                                                            4)

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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.              Page 1 of 3


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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date                                  ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Put (1)                     EURO 20       July 30,   P           119,857       March   March      Common  119,857       EURO 5.56(5)
                                          1999                     (1)         1,      1,         Stock   (1)
                                          (3)                                  2000    2000
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Put (2)                     EURO 20       July 30,   P           170,143       March   March      Common  170,143       EURO 5.56(5)
                                          1999                      (2)        1,      1,         Stock   (2)
                                          (4)                                  2000    2000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                              119,857(1)               D
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                              170,143(2)               D
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
Explanation of Responses:

(1) These securities are owned solely by Mr. Roland Manger, the reporting person, who is or may be deemed to be a member of a "group" with joint filer Mr. Thomas Schulz and certain others as a result of the pooling and trust agreement regulating the transfer and disposition of shares, as described in the Issuer's Form S-1, filed September 18, 1998, as amended (the "Pooling Agreement"). Mr. Manger disclaims the existence of a group, and disclaims beneficial ownership of any securities owned by Mr. Schulz or any other person in the group.

(2) These securities are owned solely by Mr. Thomas Schulz, the joint filer, who is or may be deemed to be a member of a "group" with reporting person Mr. Roland Manger and certain others as a result of the pooling and trust agreement regulating the transfer and disposition of shares, as described in the Issuer's Form S-1, filed September 18, 1998, as amended (the "Pooling Agreement"). Mr. Schulz disclaims the existence of a group, and disclaims beneficial ownership of any securities owned by Mr. Manger or any other person in the group.

(3) The reporting person, Mr. Roland Manger, has the right to sell 119,857 shares of common stock of the Issuer to a financial institution on March 1, 2000 at the exercise price of EURO 20, pursuant to several transactions entered into between May 17, 1999 and July 30, 1999 on substantially similar terms.

(4) The joint filer, Mr. Thomas Schulz, has the right to sell 170,143 shares of common stock of the Issuer to a financial institution on March 1, 2000 at the exercise price of EURO 20, pursuant to several transactions entered into between May 17, 1999 and July 30, 1999 on substantially similar terms.

(5) Average of prices determined by formula taking into account current market price of underlying securities.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                /s/ Roland Manger                August 9, 1999
                                ---------------------------      ---------------
                                **Signature of Reporting Person  Date


                                                                     Page 2 of 3

Note. File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                           JOINT FILER INFORMATION


Name:                      Mr. Thomas Schulz
Address:                   c/o Infobahn International GmbH
                           Weisskreuzacker 19
                           83339 Chieming, Germany

Designed Filer:            Mr. Roland Manger

Issuer & Ticker Symbol:    Cybernet Internet International Services, Inc. (ZNET)

Statement for Month/Year:  July 1999

Signature:                 /s/ Thomas Schulz             August 9, 1999
                           -----------------             --------------
                           Signature of                  Date
                           Joint Filer